RC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

March 3, 2006

Robert E. Cox
Vice President, Deputy General Counsel
and Assistant Secretary
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, NY 10577

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/3/2006

Re: PepsiCo, Inc.
Incoming letter dated January 3, 2006

Dear Mr. Cox:

This is in response to your letters dated January 3, 2006 and February 1, 2006 concerning the shareholder proposal submitted to PepsiCo by the National Legal and Policy Center. We also have received letters on the proponent's behalf dated January 11, 2006 and February 7, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite and summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

06026889

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Steven J. Milloy
12309 Briarbush Lane
Potomac, MD 20854

77476

PEPSICO

PEPSI Frito Lay Tropicana QUAKER Gatorade

700 Anderson Hill Road Purchase, New York 10577 www.pepsico.com
Tel. (914) 253-3281 Fax (914) 253-2367

RECEIVED
2006 JAN -4 AM 9:52
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

ROBERT E. COX
VICE PRESIDENT, DEPUTY GENERAL COUNSEL
AND ASSISTANT SECRETARY

January 3, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: PepsiCo, Inc. Shareholder Proposal from National Legal and Policy Center

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), PepsiCo, Inc. (the "Company") hereby notifies the Securities and Exchange Commission (the "SEC") of its intention to omit from the Company's proxy materials (the "Proxy Materials") for its 2006 Annual Shareholders' Meeting, the proposal and supporting statement submitted by the National Legal and Policy Center (the "Proponent") dated November 21, 2005 (the "Proposal") attached as Exhibit A.

Pursuant to Rule 14a-8(j)(2), six (6) copies of the Proposal and six (6) copies of this letter are enclosed. By copy of this letter, the Company is also notifying the Proponent of the Company's intention to omit the Proposal from its 2006 Proxy Materials for the reasons stated below. The Company presently intends to file its Proxy Materials on or after March 24, 2006. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before the Company files its Proxy Materials with the SEC.

The Proposal and Grounds for Omission

On November 21, 2005, the Company received a letter from the Proponent containing the following Proposal:

> "RESOLVED: That the shareholders request that the Company provide a report updated semi-annually, omitting proprietary information and at reasonable cost, disclosing the Company's:

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1. Policies and procedures for charitable contributions (both direct and indirect) made with corporate assets;

2. Monetary and non-monetary contributions made to non-profit organizations operating under Section 501(c)(3) and 501(c)(4) of the Internal Revenue Code, and any other public or private charitable organizations;

3. Business rationale for each of the charitable contributions;

4. Personnel who participated in making the decisions to contribute; and

5. To the extent reasonably possible, the actual or estimated benefits to the Company and beneficiaries produced by contributions.

It is the Company's belief that the Proposal may be omitted from its 2006 Proxy Materials on the following grounds. Pursuant to Rule 14a-8(i)(10), the Proposal deals with a matter that the Company has already substantially implemented and may properly be omitted. We also believe that the Proposal's underlying purpose is a matter relating to the Company's ordinary business operations (contributions to specific types of organizations), which may properly be omitted under Rule 14a-8(i)(7).

1. The Proposal may be omitted because it deals with a matter that the Company has substantially implemented.

Pursuant to Rule 14a-8(i)(10), a shareholder proposal may be omitted from a company's proxy materials if the "company has already substantially implemented the proposal." According to the Securities and Exchange Commission, the exclusion provided in Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *See* Exchange Act Release No. 34-12598 (July 7, 1976). The SEC 1998 Release notes that this rule merely reflects the interpretation adopted in Exchange Act Release No. 34-30091 (August 16, 1983) under former Rule 14a-8(c)(10). Pursuant to the 1983 interpretation, the Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (March 28, 1991).

In a series of no-action letters, the Staff has specifically concluded that shareholder proposals may properly be omitted from a company's proxy materials under Rule 14a-8(i)(10) if the company has already substantially implemented the proposed policy. When a company can demonstrate that it already has adopted policies or taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See* Mattel, Inc. (March 16, 2004) (excluding proposal that Mattel report yearly on money spent on philanthropy since such information was provided on the Mattel corporate website). *See* Nordstrom Inc. (February 8, 1995) (proposal that

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company commit to a code of conduct for its overseas suppliers that was substantially covered by existing company guidelines was excludable as moot). The "substantially implemented" standard replaced the predecessor rule allowing omission of a proposal that was "moot," and reflects the Staff's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it was substantially implemented. *See* SEC Release No. 34-30091 (August 16, 1983).

It is well-established in Staff no-action letters that a company need not be compliant with every detail of a proposal to exclude it under Rule 14a-8(i)(10). Differences between a company's action and the proposal are permitted so long as a company's actions satisfactorily address the underlying concerns of the proposal. *See* Masco Corporation (March 29, 1999) (permitting the company to exclude a proposal seeking the independence of directors on "substantially implemented" grounds after the company adopted a version of the proposal that included some slight modifications and a clarification as to one of the terms). Proposals have been considered substantially implemented where the companies had implemented part, but not all, of a multi-pronged proposal. *See* Columbia/HCA Healthcare Corp. (February 18, 1998) (permitting the company to exclude a proposal on "substantially implemented" grounds after it took steps to implement, partly or fully, three of the four actions requested by the proposal).

The Proposal may be omitted because it deals with a matter that the Company has already substantially implemented. The Company has already taken actions to substantially address the elements of the Proposal by providing detailed disclosure on the Company's web site, <u>www.pepsico.com</u>, regarding charitable and philanthropic activities under the Citizenship/Contributions and Citizenship/Community Affairs sections (the "Charitable Giving Disclosure"). The Charitable Giving Disclosure, attached as <u>Exhibit B</u> hereto, is updated annually and provides grant details, a representative listing of organizations and detailed information on key donations. Specifically, the Charitable Giving Disclosure substantially addresses the elements of the Proposal as follows:

1. Information about policies and procedures for charitable contributions is available in the Charitable Giving Disclosure at "Support Request" and "Grant Guidelines."

2. Information about monetary and non-monetary contributions made to non-profit organizations and other pubic or private charitable organizations contributions is available in the Charitable Giving Disclosure under Citizenship at "Groups Supported," "Feature Programs," "Annual Programs," and "Health and Wellness" and under Community Affairs at "Support of Diversity," "Support Education," and "Support Employees."

3. Information about the business rationale for charitable contributions is provided in the stated focus areas described in the Charitable Giving Disclosure. These areas currently include Health and Wellness, Diversity, Education, Employees, as well as donations relating to disaster relief and other special programs.

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4. Information regarding the actual or estimated benefits to the beneficiaries produced by contributions is provided in the Charitable Giving Disclosure discussion of the stated focus areas of Health and Wellness, Diversity, Education, Employees, as well as donations relating to disaster relief and other special programs. Under applicable tax rules, the Company is prohibited from deriving benefits from charitable contributions.

The Company's charitable activities are conducted primarily through the PepsiCo Foundation (the "Foundation"), a tax-exempt entity that focuses on youth, education, diversity, and health and wellness platforms. The Foundation is a separate legal entity and its trustees are senior officers of the Company. Corporate charitable giving is a well-recognized, important business activity engaged in on a regular business by most major public companies. The Company believes that day-to-day oversight of the Company's charitable programs is most efficiently and effectively left in the hands of the Foundation, which is in the best position to select worthy recipients for charitable contributions and to determine the size of particular contributions that will best help to achieve the Foundation's platforms.

As discussed in the Charitable Giving Disclosure, the Foundation, the Company and its divisions contributed approximately $21.9 million to nonprofit groups in 2004. The Foundation and the Company's operating divisions provide grants to more than 1,000 community organizations, of which a significant portion were organizations championing diversity efforts. Organizations are also supported through gifts in-kind, such as product, premiums, printing, meeting arrangements, equipment donations, support of events, conventions, journals and meetings

The Company believes it has already taken action to address the underlying concerns of the Proponent's Proposal and therefore has already "substantially implemented" the Proposal. However, the Company continues to be committed to transparency and is prepared to implement additional measures to reinforce transparency and to provide additional information regarding charitable contributions. Specifically, the Company informed the Proponent in a telephone conversation on December 22, 2005 that the Company intends to provide enhanced disclosure on charitable contributions in the Charitable Giving Disclosure in 2006 by:

a) providing additional information on the decision-making bodies involved in Foundation grants;

b) providing additional background on governance and the Foundation's grant application and approval process; and

c) implementing a new information technology system to record data on monetary and non-monetary contributions. This system will enable the Company to disclose monetary contribution levels for all direct Foundation grants and to include the focus category for each grant. This system will also enable the Company to provide enhanced reporting and disclosure of non-monetary (in-kind) donations. The Company will update the Charitable Giving

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Disclosure with information about significant new grants on an ongoing basis throughout the year.

The Company has already taken steps to substantially implement the Proposal and intends to provide further enhancement of its non-profit grant disclosure. The fact that the Company is in the process of making the additional disclosures referenced above will not bar the Staff from adopting a no-action position, as long as the Company files a supplementary letter indicating the nature and timing for the disclosures, if necessary. *See* Mattel Inc. (March 16, 2004) (based on supplemental disclosures of charitable contributions posted on the company's website); Masco Corporation (March 29, 1999) (based on board approval of resolutions that was anticipated to occur after the filing of the request for no-action relief). As long as the Company acts before the date of its annual shareholders' meeting, exclusion on this ground is consistent with the Commission's statement in the 1998 Release that the purpose of Rule 14a-8(i)(10) is to "avoid . . . shareholders having to consider matters which have already been favorably acted upon by management."

For all of the foregoing reasons, the Proposal fits squarely within the substantially implemented exclusion articulated by the Staff's prior no-action letters. The Proposal may properly be omitted from the Company's Proxy Materials under Rule 14a-8(i)(10).

2. The Proposal may be omitted because its underlying purpose is a matter relating to the Company's ordinary business operations (contributions to specific types of organizations).

Pursuant to Rule 14a-8(i)(7), a shareholder proposal may be omitted from a company's proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." On November 16, 2004, the Company received a letter from the Proponents containing a proposal that the Board of Directors establish a policy precluding future financial support of Jesse Jackson, the Citizenship Education Fund, Rainbow/PUSH Coalition, and/or any other nonprofit organization founded, headed or primarily identified with Jesse Jackson. In response to the Company's request, the Staff previously stated that it would not recommend enforcement action to the SEC Commission if the Company omitted this proposal from the Proponent from its 2005 Proxy Materials in reliance on Rule 14a-8(i)(7). *See* PepsiCo, Inc. (January 25, 2005). The Company properly excluded the proposal from its 2005 Proxy Materials.

The Proposal this year does not specifically seek a policy to preclude future financial support of Jesse Jackson, the Citizenship Education Fund, Rainbow/PUSH Coalition, or any other nonprofit organization primarily identified with Jesse Jackson. However, the Supporting Statement for the Proposal names only one specific charitable organization – the Rainbow/PUSH coalition. The Supporting Statement further states that "[d]etails of contributions only sometimes become known when publicized by recipients." Rainbow Push is among organizations that have been listed as a grant recipient on the Company's Website in the Charitable Giving Disclosure, demonstrating that this information has been openly and

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historically disclosed by the Company. Despite the implication in the Supporting Statement, this information is not only available through publication by a recipient organization.

The sole reference to this specific charitable organization indicates that the underlying objective of the Proposal continues to concern contributions to specific types of organizations. In addition, in a further telephone conversation between Company representatives and the Proponent on December 30, 2005, the Proponent commented that the Company's contributions to these specific organizations would remain a block to the Proponent's withdrawal of the Proposal. The underlying purpose of the Proposal is a matter relating to the Company's ordinary business operations (contributions to specific types of organizations) and therefore may be omitted.

Conclusion

The Company believes that the Proposal may be omitted from the Company's 2006 Proxy Materials pursuant to (i) Rule 14a-8(i)(10) because the Proposal deals with a matter that the Company has substantially implemented and (ii) Rule 14a-8(i)(7) because the Proposal deals with the Company's ordinary business operations (contributions to specific types of organizations).

Based on the foregoing, the Company respectfully requests the Staff's concurrence with the Company's decision to omit the Proposal from its 2006 Proxy Materials, and further requests that we be notified of this concurrence. We would be happy to provide you with additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. If you have any questions about this matter, please contact the undersigned at 914-253-2000.

Please file-stamp and return one copy of this letter in the enclosed, self-addressed stamped envelope.

Very truly yours,

Robert E. Cox SB

Robert E. Cox
Vice President, Deputy General
Counsel and Assistant Secretary

Enclosures

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cc: (Via Certified Mail/Return Receipt Requested)

National Legal and Policy Center
107 Park Washington Court
Falls Church, VA 22046

National Legal and Policy Center

"promoting ethics in public life"

November 21, 2005

Mr. Larry D. Thompson
Secretary
PepsiCo
700 Anderson Hill Road
Purchase, NY 10577-1444

VIA FAX 914-253-3051

Dear Thompson:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the PepsiCo ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

National Legal and Policy Center (NLPC) is the beneficial owner of 54 shares of the Company's common stock, which shares have been held continuously for more than a year prior to this date of submission. NLPC intends to hold the shares through the date of the Company's next annual meeting of shareholders. The attached letter contains the record holder's appropriate verification of NLPC's beneficial ownership of the afore-mentioned Company stock.

The Proposal is submitted in order to promote shareholder value by requesting a report on the Company's charitable contributions.

I will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact me at the number below. Copies of correspondence or a request for a "no-action" letter should be forwarded to me at the address below.

Sincerely,

Peter Flaherty
President

Enclosures: Shareholder Resolution: Charitable Contributions Report
Letter from SmithBarney

107 Park Washington Court • Falls Church, VA • 22046

Charitable Contributions Report

Whereas:

PepsiCo's assets belong to its shareholders. The expenditure or distribution of corporate assets, including charitable contributions, should be made so as to advance shareholder interests. Company charitable contributions should have a stated business rationale.

Whereas:

Company executives exercise wide discretion over the use of corporate assets for charitable purposes.

Absent a system of accountability for charitable contributions, Company executives may use Company's assets for objectives that are not shared by and may be inimical to the interests of the Company and its shareholders, potentially harming long-term shareholder value. [See National Legal and Policy Center, http://www.nlpc.org/cip.asp and Free Enterprise Action Fund, http://www.FreeEnterpriseActionFund.com.]

Principles of transparency and accountability should apply to Company charitable contributions. Such disclosure is consistent with public policy in regard to disclosure by publicly-owned companies.

Whereas:

According to the 2004 PepsiCo Annual Report, "We give to nonprofit community groups and initiatives through the PepsiCo Foundation, PepsiCo Community Affairs and our various operating divisions. Additionally, we provide gifts-in-kind, support community and nonprofit events, conventions and journals and sponsor meetings." According to the same Annual Report, such gifts totaled $71.9 million in 2004.

Whereas:

Shareholders are entitled to know how their company is spending its funds for charitable purposes.

Resolved: The Shareholders request that the Company provide a report updated semi-annually, omitting proprietary information and at reasonable cost, disclosing the Company's:

1. Policies and procedures for charitable contributions (both direct and indirect) made with corporate assets;

2. Monetary and non-monetary contributions made to non-profit organizations operating under Section 501(c)(3) and 501(c)(4) of the Internal Revenue Code, and any other public or private charitable organizations;

3. Business rationale for each of the charitable contributions;

4. Personnel who participated in making the decisions to contribute; and

5. To the extent reasonably possible, the actual or estimated benefits to the Company and beneficiaries produced by contributions.

To the extent reasonable and permissible, the report may include the type of information requested above for charities controlled or managed by the Company, including The PepsiCo Foundation.

This report may be posted on the company's website to reduce costs to shareholders.

Supporting Statement

Current disclosure is insufficient to allow the Company's Board and its shareholders to fully evaluate the charitable use of corporate assets.

There is currently no single source providing shareholders the information sought by this resolution.

Details of contributions only sometimes become known when publicized by recipients. Two Company contributions to the Rainbow/PUSH coalition were disclosed in Rainbow/PUSH conference programs in 2005.

EXHIBIT B

Contributions

PepsiCo gives to the community through the PepsiCo Foundation, the PepsiCo Community Affairs Department and PepsiCo divisions

The PepsiCo Foundation, PepsiCo and its divisions contributed approximately $21.9 million to nonprofit groups in 2004. The PepsiCo Foundation, and our operating divisions gave grants to more than 1,000 community organizations, of which a significant portion were organizations championing diversity efforts.

Organizations are also supported through gifts in-kind, such as product, premiums, printing, meeting arrangements, equipment donations, support of events, conventions, journals and meetings.

Contribution Summary	
PepsiCo Foundation and Corporate Contributions	$18.4 Million
Community Affairs and Divisions	$ 3.5 Million
Estimated In-Kind Donations	$50.0 Million
Total	$71.9 Million

Find out more about PepsiCo's Contributions

- Feature Programs
- Annual Programs
- Health and Wellness
- Programs in Support of Diversity
- Programs in Support of Education
- Programs in Support of Employees
- Groups Supported
- Grant Guidelines

Feature Programs

PepsiCo Foundation Donation For China Water Project

The PepsiCo Foundation has reached agreement with China Women's Development Foundation (CWDF) -- which is part of the All China Women's Federation -- for a research and development initiative designed to expand availability of safe drinking water for the people of Western and Central China. The Foundation is making the first grant of $500,000 for what it expects will be a $1.5 million (over 12mm RMB) contribution by the Foundation to fund the initiative over a three-year period.

The first phase of program will focus on improving the quantity and quality of water installations in Guansu and Sichuan provinces. The project will help CWDF respond to the region's water scarcity with an array of water management options.. Expansion into Shaanxi, Ningxia and Guangxi provinces is contemplated for the second phase of the initiative.

"Thousands of households and tens of thousands of villagers will directly benefit form this partnership, which will also fuel the development of local economy as well as health and sanitation conditions," said Jackie Millan, director of the PepsiCo Foundation. "We see this as an important step toward what we hope will be a long and fruitful partnership -- one that will bring the vital resource of water to many more people, and support the Chinese government's admirable efforts to raise living standards in the western regions."

PepsiCo is Donating $2 Million to Assist Pakistan Earthquake Victims

October 13, 2005, Purchase, N.Y. – PepsiCo announced today it will contribute U.S $2 million (Rupees 120 million) to assist victims of last week's earthquake in Pakistan.

The contributions, which will come from both PepsiCo and the PepsiCo Foundation, will include a donation of $1 million to the President's Relief Fund for Earthquake Victims, established by Pakistan President Pervez Musharraf, and an additional $1 million contribution to support recovery and rebuilding efforts carried out by other relief organizations.

"The earthquake has had tragic consequences for hundreds of thousands of individuals and families, said Mike White, PepsiCo International chairman and chief executive officer. "As a company with a longstanding commitment to Pakistan we appreciate the opportunity to provide some assistance to the victims at this very difficult time."

The contribution to the President's Relief Fund is expected to be presented next week in Islamabad by Saad Abdul-Latif, president of PepsiCo's Middle East and Africa Region.

In addition to the $2 million provided by PepsiCo and the PepsiCo Foundation, independent Pepsi-Cola bottlers in Pakistan have made financial contributions as well as donations of truckloads of water and PepsiCo beverages.

PepsiCo, one of the world's largest food and beverage companies, has offered its products through independent bottlers in Pakistan for more than 40 years.

PepsiCo Response to Hurricane Katrina

Even before the wind and water had died down, PepsiCo and its divisions had begun community relief actions. These include:

- The PepsiCo Foundation has committed $2 million: $1 million for the American Red Cross Disaster Relief Fund, which has launched the largest mobilization of resources in its history for a single natural disaster, and $1 million for the Salvation Army.
- These funds are an addition to The PepsiCo Foundation's initial emergency $100,000 contribution to American Red Cross Disaster Relief Fund, made immediately following news of the disaster.
- Water is being donated in coordination with Pepsi-Cola bottlers.
- Food and beverages are being supplied to the affected area through our long-time partner America's Second Harvest – The Nation's Food Bank Network.
- The PepsiCo Foundation is matching all employee contributions to the humanitarian agency of their choice.
- Given the number of employees in the affected area, PepsiCo has established the PepsiCo Associate Relief Fund to help all associates from the PepsiCo family of companies who have suffered severe loss. The dollars raised will be matched by the company.
- To further support displaced residents, PepsiCo has posted open job positions on the U.S. Department of Labor website http://www.jobsearch.org/katrinajobs.

Tsunami Disaster Prompts Immediate PepsiCo Support



The overwhelming and tragic devastation caused by tsunamis in Southeast Asia defies imagination. The hearts and prayers of PepsiCo's global workforce are with the victims of this unprecedented disaster, and with the shattered survivors struggling to carry-on despite unspeakable grief and hardship.

PepsiCo began planning how to help as soon as first reports about the disaster began to spread. PepsiCo International and the PepsiCo Foundation allocated $2 million toward the relief and recovery efforts. Immediate contributions were made to India and Thailand for humanitarian assistance, and resources were similarly directed to Sri Lanka and Indonesia.



Other funds were directed to the most urgent areas and projects, and additional local assistance includes product donations -- especially Aquafina -- where fresh water is in critical demand. PepsiCo associates in India further volunteered to donate one day's pay to the relief effort. Those donations were designated to go to the India Prime Minister's Relief Fund. In Thailand, PepsiCo employees are raising additional local funds and are contributing to the Thailand King's Relief Fund. PepsiCo International worked with its local partner Indofood to support emergency food canteens and water purification systems in Banda Aceh.

The PepsiCo Foundation partnered with Global Impact, a not-for-profit specializing in international aid, and set up a PepsiCo Employee Tsunami Relief Fund for associates worldwide to donate online to the tsunami relief efforts in Asia. Employees' contributions are being matched and will be directed to the areas of greatest need. Global Impact represents 49 of the most respected international charities.

Hurricane Disaster Relief

American Red Cross

Together, we can save a life

The series of devastating hurricanes that occurred in the fall of 2004 had a direct impact on the employees of PepsiCo. Many Frito-Lay and Gatorade employees suffered damage to their homes or property, however, despite the personal adversity, the relief efforts and support demonstrated by all has been fantastic. Employees jumped in to help wherever they could. Whether it was making phone calls to checkup on their colleagues to insure they were safe and assess damages, to delivering products to fellow employees, relief workers, policemen and those in need. PepsiCo responded quickly to the situation with a gift to the American Red Cross Disaster Relief Fund of $100,000. In a collaborative effort with PBG, the Salvation Army and the National Council of LaRaza, products were delivered to the areas most affected by the storms.

Annual Programs

2004 PepsiCo Foundation/Corporate Contributions

The following does not represent all projects.

Youth

- **International Franchising Association**— $50,000

Diversity

- **Congressional Hispanic Caucus Institute**— $50,000
  In support of the curriculum development and administrative cost for the Leadership Development Program, a summer program for college interns. The program has been enriched by the establishment of an email mentorship program, connecting 10 PepsiCo employees from a cross-section of Divisions – Quaker, Tropicana, Frito-Lay, PepsiCo International, and Corporate – with some of the students participating in the program

- **Executive Leadership Foundation**— $55,000
  The PepsiCo Foundation provided underwriting support of the tenth annual Mid-Level Managers' Symposium. The professional development event helps African-American middle managers gain new management insights and career strategies.

  This marks the 10th year of support by the PepsiCo Foundation.

- **LEAD Program in Business**— $25,000
  The grant enables seven high school students of color to attend a three-week program conducted at some of the leading business schools in the United States.

  LEAD's mission is to influence minority students with outstanding academic performance and demonstrated leadership skills to pursue careers in business

- **Texas Christian University** — $25,000
  In support of the Martin Luther King/Henry B. Gonzalez Scholarship fund for a fourth year.

Education

- **University of Texas at Austin** — $70,000

- In support of the McCombs School of Business Leadershape Institute. The grant has enabled McCombs undergraduate students to gain valuable leadership training and meet career objectives.

  This year, students have created an alumni organization that allows continued learning through reunion events, corporate speakers and recruiting activities. This is the third payment of a five-year pledge of $350,000.

Back to top

- *2003 Annual Programs (pdf)

*To view this PDF File you are required to have Adobe Acrobat, if you do not have this software, please download it at www.adobe.com.

Health and Wellness

Our Mission

The Foundation's goal is to advance the knowledge about how to encourage healthy lifestyles and effect positive behavior change.

Our three areas of focus are:

Community Activation
Minority Communities
Health Professionals

Also, the Foundation supports programs and organizations that encourage young people to be physically active and educate them about the value of healthy eating and a balanced diet.

Programs and Groups Supported

The YMCA

PepsiCo was the first mission sponsor of the YMCA, the largest provider of fitness programs which serves some nine million young people.

PepsiCo and its Divisions support Y programs that encourage healthier kids' lifestyles, including Y Healthy Kids Day and Y Teen Action Agenda, as well as programs that foster youth leadership development. In addition, PepsiCo contributes $1.6. million annually to help economically disadvantaged teens gain access to YMCA programs.

For more information on YMCA programs, visit www.ymca.net.

The Cooper Institute

The Institute's FITNESSGRAM/ACTVITYGRAM software is a comprehensive educational tool for fitness and activity assessment and promotion in physical education. It helps students understand the components of health-related fitness, set individual goals and develop patterns of lifelong physical activity. A grant from the PepsiCo Foundation will help make it possible for teachers to track students' progress toward achieving the President's Council on Physical Fitness & Sports Presidential Active Lifestyle Award. For more information, visit www.fitnessgram.net.

Get Active Stay Active at - www.getactivestayactive.com

Created in partnership with PE Central and PepsiCo, this website helps students track on their daily activity through a personal exercise log. This tool helps teachers show their students the impact that exercising can make on their lives. Students also track their progress toward the Presidential Active Lifestyle Award.

Kidnetic.com
PepsiCo is a founding sponsor of this interactive, educational website designed to teach kids and their families how to live healthier lives through proper diet and physical activity. This site is a program element of ACTIVATE, an educational outreach program of the International Food Information Council Foundation. For more information about Kidnetic, visit www.kidnetic.com.

Fundacion Activate Mexico City, Mexico
Charities Aid Foundation America, Alexandria, VA
The objective of the Activa2, Nutrition and Energy in Movement program is to promote healthy lifestyle habits among Mexican children by teaching them the concept of energy balance, seeking to achieve a balance of energy through informed eating habits and physical activity. The PepsiCo Foundation donated $335,500 towards the pilot development of a School Program on Physical Activation & Energy Balance. The pilot test will involve 65 public and private schools in Queretaro, Mexico.

Projects and Organizations in Support of Diversity

National Urban League

NATIONAL URBAN LEAGUE

The $100,000 grant that the PepsiCo Foundation donated to the National Urban League represents the sixth year of unrestricted Foundation support of the organization's health, education, youth, diversity, inclusion, and economic self-sufficiency programs.

United Negro College Fund

UNITED NEGRO COLLEGE FUND

The PepsiCo Foundation donated $150,000 to the United Negro College Fund. The organization will use $100,000 for unrestricted support and $50,000 to support a special endowed fund in recognition of former UNCF Chairman & CEO, William H. Gray, III.

University of Maryland College Park

ROBERT H. SMITH SCHOOL OF BUSINESS
Leaders for the Digital Economy

The PepsiCo Foundation committed $150,000 to the University of Maryland's Robert H. Smith School of Business. The grant helps the school recruit and retain economically and socially diverse undergraduates.
Support includes:

- Three 4-year scholarships
- Two 2-year scholarships
- Four 1-time awards for undergraduate mentors
- "Mentor Bootcamp" – where students participate in week long training

Enterprising Peepul Project

The America Peepul Enterprising Project is a small business incubator and training program targeting Asian women and young people of low socio-economic backgrounds. The PepsiCo Foundation became the Lead Funder of the program in October 2004 with a $330,000 contribution to Belgrave Baheno, a community based voluntary organization located in the inner city ward of Belgrave Leicester. Project achievements include:

- Women's Centre, providing a wide range of social, leisure, educational and cultural activities
- Employment Venture, providing support, advice and access to opportunities for women fields of training, employment and business
- Manushi Project, represents the needs of Asian women and children facing domestic violence and plays an advocacy role.

2005 Supported Organizations and Initiatives

- African American Chamber of Commerce
- American G.I. Forum (AGIF)
- ASPIRA
- Ballet School of Stamford
- Big Brothers Big Sisters
- Black MBA
- California State University at LA
- Centers for New Horizons
- Citizenship Education Fund Rainbow PUSH
- College Careers
- Communities in School
- Community Foundation
- Congressional Black Caucus (CBC)
- Congressional Hispanic Caucus (CHC)
- Congressional Hispanic Caucus Institute (CHCI)
- Corporate Center for Citizenship at Boston College
- Cuban American National Council (CANC)
- Executive Leadership Council (ELC)
- Executive Leadership Foundation
- Fisk University
- Food Patch

- Foundation for Ethnic Understanding
- Girl Scouts
- Girl Scouts of Westchester-*Putnam*
- Girls Inc
- Global Business for HIV/AIDS
- *Hampton* University
- *Hispanic Association* Corporate Responsibility
- Hispanic Magazine
- Hispanic MBA's
- Howard University
- *Inner* City Foundation
- Institute for Student *Achievement*
- Jewish Museum
- Jobs for Progress (SER)
- Juneteenth Celebration
- *Latina Magazine*
- LEAD Program In *Business*
- Leadership Conference on Civil Rights
- League of United Latin American Citizens (LULAC)
- Lincoln Center for the Performing Arts
- *Los Angeles Urban* League
- Martin Luther King Institute for Non-*Violence*
- Minority Access
- Monell Chemical Sense Center
- NAACP Annual Convention
- NAACP *Legal Defense Fund*
- NAACP Yonkers (*ACT-SO Program*)
- National Academy Foundation
- National Association Black Owned Broadcasters (NABOB)
- National Association For Equal Opportunity in Higher Education (NAFEO)
- National Association for the Advancement of Colored People (NAACP)
- *National* Association Hispanic Journalists (NAHJ)
- National Association Latino *Elected Officials* (NALEO)
- National Association of Black MBA's
- National Association of Hispanic Publishers (NAHP)
- National Association of Market Developers

- National Black Public Relations Society
- National Black/African Chamber of Commerce (NBCC)
- National Council of LaRaza (NCLR)
- National Council of Negro Women
- National Foundation for Teaching Entrepreneurs
- National Hispana Leadership Institute
- National Hispanic Corporate Council
- National Hispanic Press Foundation
- National Medical Fellowships
- National Minority Supplier Development Council (NMSDC)
- National Newspaper Publishers Association (NNPA)
- National Puerto Rican Coalition
- National Puerto Rican Forum
- National Society of Hispanic MBA's
- National Urban League (NUL)
- NCLR Alma Awards
- Opportunity Industrialization Centers of America (OIC)
- Organization of Chinese Americans (OCA)
- Public Education Network
- Puerto Rican Legal Defense & Education Fund
- Purchase College Foundation
- Rainbow Push
- Salvation Army
- SER Jobs for Progress (National)
- U.S. Hispanic Chamber of Commerce
- United Negro College Fund
- University of Texas at El Paso
- Urban League of Westchester
- US Pan Asian American Chamber
- US Pan Asian Chamber of Commerce
- Weeksville Society
- Westchester Arts Council
- Westchester Corporate Volunteer Council (WCVC)
- Westchester Community Opportunity Program
- Westchester Fund for Women and Girls
- Westchester Philharmonic
- Westchester SER

- WESTCOP
- Women's Business Enterprise National Council
- World of Hope
- YMCA

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Programs in Support of Education

Education is Freedom, Dallas, Texas

Education is Freedom(EIF) is a not for profit organization that focuses national attention and resources on students that have shown academic promise and leadership, but need financial assistance and guidance to go to college. The PepsiCo Foundation committed $300,000 to the organization in support of its program at two inner-city Dallas High Schools which have a multi-racial, primarily Latino, and low to lower-middle income enrollment profile.

Laura Bush Foundation for America's Libraries Community Foundation for the National Capital Area

The PepsiCo Foundation donated $1 *million* to the Laura Bush Foundation for America's Libraries. Grants from The Laura Bush Foundation are made to school libraries across the country to purchase books. An Advisory committee of experts in children's literature, reading, and education administers the grant process.

The Laura Bush Foundation is increasing its focus on providing books to schools with a high percentage of low income students as well as encouraging grantees to purchase books that further classroom instruction.

PepsiCo Foundation Diamond Scholars Program

The PepsiCo Foundation in conjunction with Scholarship America established the Diamond Scholars program to provide an opportunity for urban youth in Dallas, Detroit, Hayward/San Jose, Los Angeles and Miami who have potential and desire to succeed in post-secondary education but who may have been overlooked for scholarships. In each market, up to 10 renewable scholarships in the amount of $2,500 will be offered, for a maximum total of $25,000. 50 winners were selected in 2004 amounting to $299,862.15 in scholarships. In addition, 46 students from the 2003 award year renewed their scholarship.

Programs in Support of Employees

City Year, Boston, MA

The PepsiCo Foundation donated $215,000 in support of PepsiCo Employee Community Service Days initiative. Employee service days were held October 4-7 in the United States and October 21st in Mexico City. City Year brings together young adults, ages 17-24, from diverse ethnic, cultural, and socioeconomic backgrounds for a demanding year of full-time community service, leadership development, and civic engagement. The young adults at City Year lead PepsiCo employees in employee community service days to give back to the community and provide opportunities for teambuilding.

The ExCel Awards

The ExCel Awards encourage and support post-secondary education for children of PepsiCo employees. The awards are offered worldwide for study at two-year or four-year colleges or universities and vocational-technical schools. Scholarship recipients are chosen on a competitive basis and without regard to family financial circumstances.

Employee Matching Gifts

The PepsiCo Foundation matches employees' personal contributions worldwide to nonprofit organizations on a one-to-one basis. The Foundation will double-match (two-for-one) gifts when an eligible individual provides significant voluntary services in addition to making a financial contribution.

The PepsiCo Foundation matches employees' contributions to United Way at all company-owned locations where employee campaigns are conducted. Employees have the opportunity to direct their contributions to a specific United Way or a United Way health and human service agency.

United Way of Westchester and Putnam

Groups Supported

PepsiCo Foundation Grants

Here is a representative list of organizations receiving grants from the PepsiCo Foundation.

- American Association for Higher Education
- Asia Foundation
- Canadian Cancer Society
- Cancer Research Institute
- Centers for New Horizons
- Columbia University
- Communities in the Schools
- Congressional Hispanic Caucus Institute
- Council for Advancement & Support of Education
- Cuban American National Council
- Dumas Simeus Foundation
- Eisenhower Exchange
- Executive Leadership Foundation
- Georgetown University
- Girls Incorporated
- Glenwood School
- Harlem Children's Zone
- Hugh O'Brien Youth Foundation
- International Franchise Association Educational Foundation
- Lawyers Committee for Civil Rights
- LEAD Program in Business
- Monell Chemical Services
- National Association for Equal Opportunity in Higher Education
- National Child Labor Committee

- National Constitution Center
- National Council of Negro Women
- National Foundation for Teaching Entrepreneurship
- National Hispanic Press Foundation
- National Museum of Women in the Arts
- National Society of Hispanic MBA's
- Pace University
- Salvation Army
- SER Jobs for Progress National
- Sickle Cell Disease Association
- Soundwaters
- Texas Christian University
- Tomas Rivera Policy Institute
- University of Texas at Austin
- University of Texas – El Paso
- Urban League of Westchester
- US Pan Asian American Chamber of Commerce
- Westchester Arts Council
- Westchester Community College Foundation
- Westchester Community Opportunity Program
- Women's Business Enterprise National Council
- Youth AIDS -PSI

Grant Guidelines

Youth

The PepsiCo Foundation is committed to helping address the needs of today's youth, focusing on:

- Encouraging physical activity and promoting youth fitness.
- Skill development, primarily among urban and low-income youth, of leadership, entrepreneurship and other life skills which prepare young people to be successful in post-secondary education and the workforce.

Education

The PepsiCo Foundation invests primarily in:

- Colleges and Universities which offer educational opportunities for preparing young adults for careers in business.
- ExCel Awards Scholarship Program - encourages and supports post-secondary education for the children of PepsiCo employees.

Diversity

The PepsiCo Foundation supports education and community organizations that prepare young people for the workforce.

Employees

The PepsiCo Foundation continues its long-standing commitment to supporting causes which PepsiCo employees demonstrate they value:

- Matching Gifts - Matching personal contributions made by employees to 501 (c) 3 nonprofit groups. The match is 1:1 for any personal contribution; 2:1 if the employee, in addition to personally contributing, volunteers with the organization.
- United Way - Recognizing the critical importance of strong health and human services in the communities in which employees live and work, the PepsiCo Foundation matches employees' contributions at all company locations where United Way campaigns are conducted.
- Community Involvement - To reward and encourage involvement in the community, the PepsiCo Foundation makes grants to organizations where corporate headquarters employees demonstrate outstanding volunteer leadership.

Inquiries and Requests for Funds

Inquiries concerning the PepsiCo Foundation should be sent to:

Director, Corporate Contributions
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, NY 10577

An organization's request for funds should include:

- A statement of objectives
- Concise description of proposed use and primary objective of the grant
- PepsiCo employee involvement
- History of achievements
- List of officers and directors
- Written evidence of tax-exempt status as defined under section 501(c)(3) of the IRS Code
- Financial statements

Employee Matching Gifts

The Employee Matching Gifts Program includes nonprofit organizations covering the entire spectrum of viewpoints. Donations matched in support of employees are not a PepsiCo Foundation or PepsiCo endorsement of any organization or point of view. The PepsiCo Foundation matches employee gifts to all organizations defined as tax-exempt under section 501 (c) (3) of the IRS Code.

Activities

- PepsiCo Awarded Corporate Citizenship Award By National Puerto Rican Coalition
- PepsiCo Funds New Media Summer Program for Local Westchester Students
- PepsiCo Employees Hold Employee Community Service Week
- PepsiCo Hosts Principal's Retreat
- Help the Community at the United Way Health Walk
- PepsiCo a Major Sponsor at the 2005 Los Angeles Urban League Gala
- Tribute Dinner Honors PepsiCo Advisory Board Member Raul Yzaguirre
- PepsiCo Launches Multicultural Health & Wellness Partnership
- Latina Style' Magazine Honors PepsiCo
- New York Urban League Honors PepsiCo for Diversity Commitment
- ABC Special to Honor President of Los Angeles Urban League, a PepsiCo Strategic Partner
- PepsiCo Participates in Communications Careers for Latinos Conference

2005 Activities

PepsiCo Awarded Corporate Citizenship Award By National Puerto Rican Coalition

June 28, 2005 — PepsiCo was awarded the Corporate Citizenship Award by the National Puerto Rican Coalition (NPRC) yesterday during the NPRC National Conference "Siempre Borricua" in San Juan, Puerto Rico. David Gonzales, Vice President of Community Affairs, received the award for PepsiCo. This corporate social responsibility award recognizes PepsiCo's commitment to the Puerto Rican community through their consistent support of NPRC, involvement in projects of help to the Puerto Rican community and recently being named a top ranked company by the Hispanic Association on Corporate Responsibility annual corporate index.

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PepsiCo Funds New Media Summer Program for Local Westchester Students

As part of the New Media Summer Program, 29 PepsiCo-sponsored high school students and their teachers participated in an all-day event at PepsiCo Headquarters in Purchase, NY on Thursday, July 8. The two-week program educated high school students about new media technologies, graphics and web design as well as video, image processing and computer art at Purchase College. The students listened to presentations describing various ways PepsiCo connects with consumers as well as insights from PepsiCo Summer Interns. A PepsiCo Foundation grant was used to fund the program in response to requests from superintendents and teachers in area high schools.

PepsiCo Employees Hold Employee Community Service Week

Employees at PepsiCo Headquarters in Purchase, NY held their annual Community Service Week on October 4 through 7. Approximately 720 PepsiCo associates gave their time at the Martin Luther King, Jr. Center in New Rochelle, NY and the Emmanuel Children's Mission in Mt. Vernon, NY. The volunteers' work ranged from painting and landscaping to leading children in activities. Each year, PepsiCo volunteers make a huge impact in the Westchester community through volunteering events such as this one.

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PepsiCo Hosts Principal's Retreat

PepsiCo Community Affairs is hosting the first day of the annual Mount Vernon City School District retreat on Monday, August 29, 2005. This event will take place in the 7/1 amphitheater. PepsiCo is the host for the first day of a three-day conference with 65 principals and vice-principals who are getting ready to start their new school year.

Help the Community at the United Way Health Walk

Saturday, May 21, 2005
White Plains High School

PepsiCo employees joined hundreds of people in supporting charities throughout Westchester and Putnam Counties at the annual United Way Health Walk. Walkers solicit sponsorships and then designate 100% of those funds to a charity of their choice. Many nonprofits that cannot afford the overhead costs of a large walkathon benefit greatly because United Way, through generous sponsorships, covers all costs for the event. This allows every dollar raised by the walkers to go directly to the community.

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PepsiCo a Major Sponsor at the 2005 Los Angeles Urban League Gala

The Los Angeles Urban League, a strategic partner to PepsiCo, last week sponsored the organization's 32nd Annual Whitney M. Young, Jr. Awards Gala, which several PepsiCo employees attended. As Employer, Partner and Brand of Choice, PepsiCo works with the Los Angeles Urban League in job recruitment, connecting with diverse suppliers and in gaining visibility with its constituents. The gala, held in Los Angeles on April 14, 2005, paid tribute to the organization's president and CEO, John W. Mack, who will retire later this year.

Tribute Dinner Honors PepsiCo Advisory Board Member Raul Yzaguirre

The National Council of La Raza (NCLR) – one of PepsiCo's strategic partners -- on Wednesday, April 27, 2005 hosted a tribute dinner to celebrate the life and career of PepsiCo Latino/Advisory Board Chairman Raul Yzaguirre, who retired last year after 30 years as head of NCLR. During his 30-year tenure, Yzaguirre played a key role in expanding the economic and political power of Hispanics nationwide.

As chairman of PepsiCo's Latino/Hispanic Advisory Board, he helped PepsiCo expand its multicultural business, enhance its supplier diversity efforts and grow the Adelante employee network group. He received a 2005 Harvey C. Russell Inclusion Award for his extraordinary contribution to the company.

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PepsiCo Launches Multicultural Health & Wellness Partnership

On July 30th, 2005 , PepsiCo announced the launch of a new partnership between the company, the National Urban League, the National Council of La Raza -- two leading advocacy groups for African Americans and Latinos -- and America On the Move. The goal of the partnership is to address common health issues affecting the African-American and Latino communities. The announcement was made during a Wellness Walk sponsored by PepsiCo at the Urban League's Annual Meeting in Washington, DC.

Latina Style' Magazine Honors PepsiCo

PepsiCo was one of 50 corporations *LATINA Style* honored last week at the magazine's Awards Luncheon Ceremony and Best Practices in Diversity Conference in Washington, D.C. PepsiCo and the other top-50 companies were recognized for offering Latinas the best career opportunities and working environments. Karen Peterson, vice president - Consumer & Market Insights for Tropicana, accepted the award on behalf of PepsiCo. Also representing PepsiCo at the event were David Gonzales, vice president - Global Diversity/Organizational Partnerships, and Pam Thomas, manager - Community Affairs. The magazine determined the top corporations based on an extensive survey of U.S. corporations' procurement and employment policies.

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New York Urban League Honors PepsiCo for Diversity Commitment

PepsiCo was one of seven corporations honored for their commitment to diversity at the New York Urban League's second annual Champions of Diversity Awards Breakfast in New York City. The New York Urban League -- an affiliate chapter of the National Urban League -- recognized corporations that make a strong commitment to diversity and embody outstanding corporate citizenry, hiring, supplier relations and philanthropic practices. Pam Thomas, manager of community affairs for PepsiCo, accepted the award on the company's behalf.

ABC Special to Honor President of Los Angeles Urban League, a PepsiCo Strategic Partner

Associates are invited to watch a TV special Saturday evening that will honor John Mack, president of the Los Angeles Urban League -- a strategic partner to PepsiCo. As employer, partner and brand of choice, PepsiCo works with the Los Angeles Urban League in job recruitment, connecting with diverse suppliers and in gaining visibility with its constituents. **"A Legacy of Leadership" will air Saturday (March 12) from 6:30 p.m. to 7:30 p.m. Eastern on ABC.**

Mack has served as president of the Los Angeles Urban League since 1969. Under his leadership, the Los Angeles Urban League has become one of the most successful not-for-profit community organizations in Los Angeles. The organization serves more than 100,000 African-Americans and other people of color each year and operates several innovative, results-oriented job training, job placement, education, youth achievement and business development programs using state-of-the-art computer technology.

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PepsiCo Participates in Communications Careers for Latinos Conference

PepsiCo had a strong presence at the Communications Careers for Latinos' (CCL) fifth annual Media, Information Technology (IT) and Telecommunications Conference. The day-long event, held at the United Nations headquarters in New York, featured a series of panel discussions focused on technology, corporate social responsibility, multiculturalism and healthcare. David Gonzales, vice president of PepsiCo Community Affairs, was a panelist. Dr. Louis Laguardia, vice president of diversity for Frito-Lay North America; and Richard Montanez, manager of urban community development for Frito-Lay North America, also represented PepsiCo.

CCL is a not-for-profit organization that seeks to shape the emerging communications environment and demonstrate the value of communications for solving social problems. CCL works to build relationships between the public, corporate and not-for-profit sectors to address equity in the information age.

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- 2004 Activities

Projects and Organizations in Support of Diversity

National Urban League

NATIONAL URBAN LEAGUE

The $100,000 grant that the PepsiCo Foundation donated to the National Urban League represents the sixth year of unrestricted Foundation support of the organization's health, education, youth, diversity, inclusion, and economic self-sufficiency programs.

United Negro College Fund

UNITED NEGRO COLLEGE FUND

The PepsiCo Foundation donated $150,000 to the United Negro College Fund. The organization will use $100,000 for unrestricted support and $50,000 to support a special endowed fund in recognition of former UNCF Chairman & CEO, William H. Gray, III.

University of Maryland College Park

ROBERT H. SMITH SCHOOL OF BUSINESS
Leaders for the Digital Economy

The PepsiCo Foundation committed $150,000 to the University of Maryland's Robert H. Smith School of Business. The grant helps the school recruit and retain economically and socially diverse undergraduates.
Support includes:

- Three 4-year scholarships
- Two 2-year scholarships
- Four 1-time awards for undergraduate mentors
- "Mentor Bootcamp" – where students participate in week long training

Enterprising Peepul Project

The America Peepul Enterprising Project is a small business incubator and training program targeting Asian women and young people of low socio-economic backgrounds. The PepsiCo Foundation became the Lead Funder of the program in October 2004 with a $330,000 contribution to Belgrave Baheno, a community based voluntary organization located in the inner city ward of Belgrave Leicester. Project achievements include:

- Women's Centre, providing a wide range of social, leisure, educational and cultural activities
- Employment Venture, providing support, advice and access to opportunities for women fields of training, employment and business
- Manushi Project, represents the needs of Asian women and children facing domestic violence and plays an advocacy role.

2005 Supported Organizations and Initiatives

- African American Chamber of Commerce
- American G.I. Forum (AGIF)
- ASPIRA
- Ballet School of Stamford
- Big Brothers Big Sisters
- Black MBA
- California State University at LA
- Centers for New Horizons
- Citizenship Education Fund Rainbow PUSH
- College Careers
- Communities in School
- Community Foundation
- Congressional Black Caucus (CBC)
- Congressional Hispanic Caucus (CHC)
- Congressional Hispanic Caucus Institute (CHCI)
- Corporate Center for Citizenship at Boston College
- Cuban American National Council (CANC)
- Executive Leadership Council (ELC)
- Executive Leadership Foundation
- Fisk University
- Food Patch

- Foundation for Ethnic Understanding
- Girl Scouts
- Girl Scouts of Westchester-Putnam
- Girls Inc
- Global Business for HIV/AIDS
- Hampton University
- Hispanic Association Corporate Responsibility
- Hispanic Magazine
- Hispanic MBA's
- Howard University
- Inner City Foundation
- Institute for Student Achievement
- Jewish Museum
- Jobs for Progress (SER)
- Juneteenth Celebration
- Latina Magazine
- LEAD Program in Business
- Leadership Conference on Civil Rights
- League of United Latin American Citizens (LULAC)
- Lincoln Center for the Performing Arts
- Los Angeles Urban League
- Martin Luther King Institute for Non-Violence
- Minority Access
- Monell Chemical Sense Center
- NAACP Annual Convention
- NAACP Legal Defense Fund
- NAACP Yonkers (ACT-SO Program)
- National Academy Foundation
- National Association Black Owned Broadcasters (NABOB)
- National Association For Equal Opportunity in Higher Education (NAFEO)
- National Association for the Advancement of Colored People (NAACP)
- National Association Hispanic Journalists (NAHJ)
- National Association Latino Elected Officials (NALEO)
- National Association of Black MBA's
- National Association of Hispanic Publishers (NAHP)
- National Association of Market Developers

- National Black Public Relations Society
- National Black/African Chamber of Commerce (NBCC)
- National Council of LaRaza (NCLR)
- National Council of Negro Women
- National Foundation for Teaching Entrepreneurs
- National Hispana Leadership Institute
- National Hispanic Corporate Council
- National Hispanic Press Foundation
- National Medical Fellowships
- National Minority Supplier Development Council (NMSDC)
- National Newspaper Publishers Association (NNPA)
- National Puerto Rican Coalition
- National Puerto Rican Forum
- National Society of Hispanic MBA's
- National Urban League (NUL)
- NCLR Alma Awards
- Opportunity Industrialization Centers of America (OIC)
- Organization of Chinese Americans (OCA)
- Public Education Network
- Puerto Rican Legal Defense & Education Fund
- Purchase College Foundation
- Rainbow Push
- Salvation Army
- SER Jobs for Progress (National)
- U.S. Hispanic Chamber of Commerce
- United Negro College Fund
- University of Texas at El Paso
- Urban League of Westchester
- US Pan Asian American Chamber
- US Pan Asian Chamber of Commerce
- Weeksville Society
- Westchester Arts Council
- Westchester Corporate Volunteer Council (WCVC)
- Westchester Community Opportunity Program
- Westchester Fund for Women and Girls
- Westchester Philharmonic
- Westchester SER

- WESTCOP
- Women's Business Enterprise National Council
- World of Hope
- YMCA

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Volunteers

PepsiCo encourages and supports its employees in their efforts to volunteer with community organizations and projects.



Organizations

To submit a request to be included on a list of organizations offering volunteer opportunities to PepsiCo employees, please forward to:

Manager, Community Affairs
PepsiCo, Inc.
700 Anderson Hill Road
MD 211
Purchase, New York 10577

Please state the following information in the letter of request:

- Information and description on the organization and/or event.
- Event Date, Time and Place.
- Expected number of guest/participants.
- The kind of support you and your organization would like to request, (Direct, In-kind or other).
- Contact information (Contact Person, Address and Phone number).

Please be advised that we sincerely regret not being able to fulfill all prospective propositions.

Please allow sufficient time when submitting a request.

Support Request



PepsiCo Community Affairs supports the community through community organizations and *through employee involvement in community organizations.*

PepsiCo Community Affairs supports organizations representing National ethnic groups and organizations where PepsiCo employees volunteer. With employees around the world, PepsiCo is involved in many projects. We regret we can not support every worthwhile program.

Direct support includes: sponsorship of conferences and events, purchasing of table or seats at banquets and purchasing advertising in journals.

Focus is on major ethnic groups. PepsiCo or a PepsiCo employee must be involved with the sponsoring organization.

In-kind support includes: providing product or premium donations, printing, opening up facilities for events and meetings, donations of used office equipment and other items.

PepsiCo or a PepsiCo employee must be involved with the organization or hold a significant volunteer position with the requesting organization.

Other support includes: publicizing employee volunteer opportunities, organizing employee participation programs.

Organizations seeking volunteers or seeking employee participation in programs may contact:

Manager Community Affairs
PepsiCo, Inc
700 Anderson Hill Road
Purchase, NY 10577

Please include a description of the organization, its mission and goals. A description of the volunteer opportunity, including any special skills that are needed, location of the opportunity, estimated amount of time required and duration of volunteer activity. PepsiCo can not guarantee your request will be filled.

Requests for direct monetary donations MUST be FORWARDED to the PepsiCo Foundation and/or Contribution department for consideration. Please ensure that all request for monetary donations fall within the PepsiCo Foundation guidelines.

We sincerely regret we can not participate in all worthwhile programs.

STEVEN J. MILLOY
ATTORNEY AT LAW

12309 Briarbush Lane, Potomac, MD 20854
Tel: 301.258.2852
Fax: 301.330.3440
stevenmilloy@yahoo.com

January 11, 2006

BY FEDEX OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: PepsiCo, Inc.; Shareowner Proposal of the National Legal and Policy Center

Dear Ladies and Gentleman,

This letter is on behalf of the National Legal and Policy Center ("NLPC" or the "Center") in response to the January 3, 2006 request by PepsiCo, Inc. ("PepsiCo" or the "Company") for a letter from the staff of the Division of Corporate Finance (the "Staff") concurring with PepsiCo's view that the above-referenced Shareowner Proposal (the "Proposal") is excludable pursuant to Rule 14a-8.

We believe the Proposal is not excludable for any of the reasons claimed by PepsiCo.

THE PROPOSAL

The Proposal states in its entirety:

Charitable Contributions Report

Whereas:

PepsiCo's assets belong to its shareholders. The expenditure or distribution of corporate assets, including charitable contributions, should be made so as to advance shareholder interests. Company charitable contributions should have a stated business rationale.

Whereas:

Company executives exercise wide discretion over the use of corporate assets for charitable purposes.

Absent a system of accountability for charitable contributions, Company executives may use Company's assets for objectives that are not shared by and may be inimical to the interests of the Company and its shareholders, potentially harming long-term shareholder value. [See National Legal and Policy Center, http://www.nlpc.org/cip.asp and Free Enterprise Action Fund, http://www.FreeEnterpriseActionFund.com.]

Principles of transparency and accountability should apply to Company charitable contributions. Such disclosure is consistent with public policy in regard to disclosure by publicly-owned companies.

Whereas:

According to the 2004 PepsiCo Annual Report, "We give to nonprofit community groups and initiatives through the PepsiCo Foundation, PepsiCo Community Affairs and our various operating divisions. Additionally, we provide gift-in-kind, support community and nonprofit events, conventions and journals and sponsor meetings." According to the same annual report, such gifts totaled $71.9 million in 2004.

Whereas:

Shareholders are entitled to know how their company is spending its funds for charitable purposes.

Resolved: That the Company provide a report updated semi-annually, omitting proprietary information and at reasonable cost, disclosing the Company's:

1. Policies and procedures for charitable contributions (both direct and indirect) made with corporate assets;

2. Monetary and non-monetary contributions made to non-profit organizations operating under Section 501(c)(3) and 501(c)(4) of the Internal Revenue Code, and any other public or private charitable organizations;

3. Business rationale for each of the charitable contributions;

4. Personnel who participated in making the decisions to contribute; and

5. To the extent reasonably possible, the actual or estimated benefits to the Company and beneficiaries produced by contributions.

To the extent reasonable and permissible, the report may include the type of information requested above for charities controlled or managed by the Company, including The PepsiCo Foundation.

This report may be posted on the company's website to reduce costs to shareholders.

Supporting Statement:

Current disclosure is insufficient to allow the Company's Board and its shareholders to fully evaluate the charitable use of corporate assets.

There is currently no single source providing shareholders the information sought by this resolution.

Details of contributions only sometimes become known when publicized by recipients. Two Company contributions to the Rainbow/PUSH coalition were disclosed in Rainbow/PUSH conference programs in 2005.

RESPONSES TO PEPSICO's CLAIMS

I. The Proposal has not been substantially implemented.

Contrary to PepsiCo's assertion, the Proposal has not been substantially implemented by Pepsico so as to be excludable under Rule 14a-8(i)(10).

PepsiCo claims that its "Charitable Giving Disclosure" (the "CGD") substantially addresses the elements of the Proposal. We disagree.

The Proposal asserts that,

> The expenditure or distribution of corporate assets, including charitable contributions, should be made so as to advance shareholder interests. Company charitable contributions should have a stated business purpose.

Accordingly, the Proposal requests a report that informs shareholders whether PepsiCo is making charitable contributions that have a business purpose. The CGD does not provide this information.

1. The CGD does not describe the policies and procedures used by PepsiCo staff to determine that charitable contributions have a business purpose.

2. The CGD is substantially incomplete. Not only does the CGD acknowledge that it "does not represent all projects," but it appears that the CGD fails to describe the vast majority of the $71.9 million in cash and in-kind contributions distributed by Pepsico in 2004.

3. The CGD does not explain the business rationale – that is, why the contribution is in the interest of shareholders – for the charitable contributions that it does list.

4. The Proposal is not expressly concerned with the benefits received by beneficiaries, only the benefits accruing to shareholders. If there are no benefits to shareholders from specific charitable contributions, then Pepsico could disclose that information to shareholders.

Taken in the best light, the CGD amounts to PepsiCo marketing material that provides little useful information to shareholders as to whether PepsiCo charitable contributions have business purposes that benefit shareholders and falls way short of the report requested by the Proposal.

II. The Proposal is not excludable as pertaining to ordinary business operations.

The Proposal does not seek to block charitable contributions by PepsiCo to any specific group. The Proposal simply requests PepsiCo to report to shareholders on the business rationales associated with all distributions of shareholder assets to charities. It does not request that Pepsico donate or not donate to any particular group or class of groups.

PepsiCo's remarks, views and conclusions about the Proponent's purpose in submitting the Proposal are inappropriate for consideration by the Staff. Not only can they not be substantiated, but negotiations between the parties in order to arrive at a mutually agreed upon disposition of the Proposal are in the nature of settlement and should not be disclosed without permission of both parties.

Such unilateral disclosure by PepsiCo of the content of the settlement negotiations between the parties raises troubling questions concerning the professional and ethical conduct of PepsiCo's legal counsel.

The Staff's no-action letter of January 25, 2005 is not relevant to the merits of the Proposal, particularly in that the Proposal does not request that Pepsico take any specific action concerning charitable contributions to any specific group. Under the Proposal, Pepsico would report to shareholders about all charitable contributions.

CONCLUSION

Based upon the forgoing analysis, we respectfully request the Staff to reject PepsiCo's request for the Staff to take no action if PepsiCo excludes the Proposal from its 2006 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed herewith a six copies of this letter and its attachments. A copy of this correspondence has been timely provided to Pepsico and its counsel. In the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from Pepsico or other persons, unless that correspondence has specifically confirmed to the Staff that the Proponent or the undersigned have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this correspondence or PepsiCo's no-action request, please do not hesitate to call me at 301-258-2852.

Sincerely,

Steven J. Milloy

Cc: Robert E. Cox, PepsiCo, Inc.
Peter Flaherty, National Legal and Policy Center

PEPSICO
PEPSI Frito-Lay Tropicana QUAKER Gatorade

700 Anderson Hill Road Purchase, New York 10577 www.pepsico.com
Tel. (914) 253-3281 Fax (914) 253-2367

ROBERT E. COX
VICE PRESIDENT, DEPUTY GENERAL COUNSEL
AND ASSISTANT SECRETARY

February 1, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: PepsiCo, Inc. Shareholder Proposal from National Legal and Policy Center

Ladies and Gentlemen:

Reference is made to the letter dated January 11, 2006 of Mr. Steven J. Milloy on behalf of the National Legal and Policy Center (the "Proponent") in response to PepsiCo, Inc.'s ("PepsiCo" or the "Company") No-Action request letter dated January 3, 2006, regarding the Proponent's proposal (the "Proposal"). The Proposal requests PepsiCo to produce a report on corporate charitable contributions that provides the "business rationale" and "benefits accruing to shareholders" for each charitable contribution. The Proponent has asked the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") to deny PepsiCo's No-Action Request.

Proponent's letter of January 11, 2006 provides clarification of the scope of the Proposal, stating that the Proposal "requests a report that informs shareholders whether PepsiCo is making charitable contributions that have a *business purpose*." Corporate charitable giving is a well-recognized, important business activity engaged in regularly by most major public companies. Charitable contributions by nature do not have a specific business purpose. The Company believes that its charitable programs are most efficiently and effectively left in the hands of the PepsiCo Foundation and PepsiCo's corporate and divisional Community Affairs departments, which are in the best position to determine the most worthy recipients of contributions.

PEPSICO

Proponent's letter also states that, contrary to the original language of the Proposal requesting a report of the "actual or estimated benefits to the Company and beneficiaries produced by contributions," the Proposal "*is not expressly concerned with the benefits received by beneficiaries, only the benefits accruing to shareholders*." Charitable contributions by nature do not necessarily benefit the Company's shareholders but are intended to benefit a broad range of communities according to the Foundation's platforms and PepsiCo's corporate citizenship goals. Tax rules regarding the deductibility of charitable contributions also prohibit contributions that "inure to the benefit of any private shareholder or individual."

A shareholder proposal may be omitted from a company's proxy materials pursuant to Rule 14a-8(i)(7) if the proposal "deals with a matter relating to the company's ordinary business operations." This policy rests on two central considerations. The first is the subject matter of the proposal as "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into the matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." See Securities Exchange Act of 1934, as amended Release No. 34-40018 (May 21, 1998).

By requiring the Company to make a determination of the "business purpose" and "benefit to shareholders" of each charitable contribution, the Proposal seeks to micro-manage the Company's decision-making process with respect to charitable contributions and to involve the shareholders in a fundamental aspect of management's handling of the Company's business operations. For this reason, the Company continues to believe that the Proposal deals with a matter, charitable contributions, that is within the Company's ordinary business operations and thus is properly excludable under Rule 14a-8(i)(7) (rationale for charitable contributions).

Further, the Company has substantially implemented the other aspects of the Proposal in its Charitable Giving Disclosure materials, which are posted on PepsiCo's website at www.pepsico.com and are described in greater detail in PepsiCo's January 3, 2006 letter. In keeping with the Company's commitment to transparency, the Company is further expanding the Charitable Giving Disclosure during the first quarter

PEPSICO

of 2006 to provide enhanced information regarding 2005 charitable contributions as well as additional description of policies and procedures.

The Proponent's letter of January 11, 2006 clarifies that the basic goal of the Proposal is to seek information on the *business rationale* and *benefit to shareholders* of PepsiCo's charitable contributions. This reinforces the Company's view that the Proposal may be omitted from 2006 Proxy Materials pursuant to Rule 14a-8(i)(7) on the grounds that the Proposal deals with a matter relating to the Company's ordinary business operations (rationale for charitable contributions). Further, the Company believes it has substantially implemented the other aspects of the Proposal and thus the Proposal may also be omitted pursuant to Rule 14a-8(i)(10).

The Company respectfully seeks the Staff's concurrence with the Company's decision to omit the Proposal on the grounds stated herein and in the Company's letter of January 3, 2006. We would be happy to provide you with additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. If you have any questions about this matter, please contact the undersigned at 914-253-2000.

Please file-stamp and return one copy of this letter in the enclosed, self-addressed stamped envelope.

Very truly yours,

Robert E. Cox
Vice President, Deputy General
Counsel and Assistant Secretary

cc: (Via Certified Mail/Return Receipt Requested)

National Legal and Policy Center
107 Park Washington Court
Falls Church, VA 22046

Law 10412-2

STEVEN J. MILLOY
ATTORNEY AT LAW

12309 Briarbush Lane, Potomac, MD 20854
Tel: 301.258.2852
Fax: 301.330.3440
stevenmilloy@yahoo.com

February 7, 2006

BY OVERNIGHT FEDEX DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: PepsiCo, Inc.; Shareowner Proposal of the National Legal and Policy Center

Dear Ladies and Gentleman,

This letter is on behalf of the National Legal and Policy Center ("NLPC" or the "Center") in response to the February 1, 2006 letter from PepsiCo concerning the above-referenced Shareowner Proposal.

The Proposal is not excludable for any of the reasons claimed by PepsiCo. PepsiCo's arguments presented in its Feb. 1 letter are self-contradictory, contrary to the fundamental intent of federal securities law and not true.

PepsiCo says on one hand that "Charitable contributions by nature do not have a specific business purpose." PepsiCo then says that the Proposal is excludable because it relates to the "company's ordinary business operations." But if charitable contributions have no specific business purpose, then they can hardly be considered as "ordinary business operations."

PepsiCo's assertion that corporate charitable contributions "by nature" do not have a specific business purpose is not supported by PepsiCo's statements or the law it cites. PepsiCo states, "Charitable contributions do not necessarily benefit the Company's shareholders..." and "Tax rules regarding the deductibility of charitable contributions also prohibit contributions that 'inure to the benefit of any private shareholder or individual.'"

By the former statement, PepsiCo, acknowledges that it may receive benefits from charitable contributions. In the latter statement, PepsiCo acknowledges that the applicable law does not bar the corporation from a benefit.

PepsiCo's charitable contributions may, in fact, have business purposes and PepsiCo and its shareholders may receive benefits from PepsiCo's charitable contributions.

PepsiCo's charitable contributions have the potential to be inimical to the interests of PepsiCo and its shareholders. The Proposal merely requests that PepsiCo report to shareholders about its charitable contributions, including their business rationales. The Proposal is in the nature of disclosure – a foundation of securities regulations.

The Proposal in no way seeks to micro-manage PepsiCo's decision-making process with respect to charitable contributions or involve shareholders in PepsiCo's business operations. PepsiCo may contribute to whatever charities it wants and the Proposal would have no impact on such giving. If implemented by PepsiCo, the Proposal would merely disclose information to shareholders about the use of a significant amount of corporate assets. Disclosures of such information is akin to sort of disclosure about company financial information required by securities laws and regulations.

Finally, PepsiCo has not already substantially complied with the Proposal for the reasons discussed in our letter of January 11, 2006, including that PepsiCo's Charitable Giving Disclosure report fails to describe the vast majority of the Company's $71.9 million cash and in-kind contributions of 2004.

CONCLUSION

Based upon the forgoing analysis, we respectfully request the Staff to reject PepsiCo's request for the Staff to take no action if PepsiCo excludes the Proposal from its 2006 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed herewith a six copies of this letter and its attachments. A copy of this correspondence has been timely provided to PepsiCo and its counsel. In the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from PepsiCo or other persons, unless that correspondence has specifically confirmed to the Staff that the Proponent or the undersigned have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this correspondence or PepsiCo's no-action request, please do not hesitate to call me at 301-258-2852.

Sincerely,

Steven J. Milloy

Cc: Robert E. Cox, PepsiCo, Inc.
Peter Flaherty, National Legal and Policy Center

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 3, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PepsiCo, Inc.
Incoming letter dated January 3, 2006

The proposal requires that the company provide a report disclosing the company's charitable contributions and related information.

We are unable to concur in your view that PepsiCo may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that PepsiCo may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We are unable to concur in your view that PepsiCo may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that PepsiCo may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Ted Yu
Special Counsel